FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

             For the month of November 1, 2002 to November 30, 2002

                          CITYVIEW CORPORATION LIMITED
                              SEC FILE No. 00028794
                       63 Burswood Road, Burswood WA 6100

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                     Form 20-F.....X.... Form 40-F..........

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                      1934.
                            Yes......... No...X.....

       [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.............................

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               CITYVIEW  CORPORATION   LIMITED
                                                       (Registrant)


Date December 10, 2002

                                             /s/ THINAGARAN
                                               .................................
                                                         (Signature)

                                             By: THINAGARAN
                                                 Director

                              LIST OF ASX DOCUMENTS

                   FROM NOVEMBER 1, 2002 TO NOVEMBER 30, 2002

               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION


458  November  1, 2002     Company Release

459  November  6, 2002     Well Report - Madura Block

460  November  8, 2002     Well Reports - Madura Block

461  November 11, 2002     Well Report Madura Block - Tambuku #1 Well

462  November 13, 2002     Well Report Madura Block - Tambuku #1 Well

463  November 18, 2002     Well Report Madura Block - Tambuku #1 Well

464  November 19, 2002     Well Report Madura Block - Tambuku #1 Well

465  November 20, 2002     Well Report Madura Block - Tambuku #1 Well

466  November 22, 2002     Well Report Madura Block - Tambuku #1 Well

467  November 22, 2002     Well Report Madura Block - Tambuku #1 Well

468  November 25, 2002     Well Report Madura Block - Tambuku #1 Well

469  November 27, 2002     Well Report Madura Block - Tambuku #1 Well

470  November 27, 2002     Company Release

471  November 28, 2002     Well Report Madura Block - Tambuku #1 Well

472  November 29, 2002     Well Report Madura Block - Tambuku #1 Well

                             LIST OF ASIC DOCUMENTS

                   FROM NOVEMBER 1, 2002 TO NOVEMBER 30, 2002


               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION



          NO ASIC FORMS WERE LODGED DURING THE MONTH OF NOVEMBER 2002.

                               COMPANY LETTERHEAD

November 1, 2002

The Manager
Company Announcements Office
Autralian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000


                                COMPANY RELEASE


The Board of CityView Corporation Limited ("CityView")(ASX:CVI) advises that the Company has received information which may indicate that a non-current asset, currently carried in CityView's accounts at $3 million, may not be recoverable in full.

The Company is closely  monitoring  the situation  with regard to this asset and
will  provide   further   details  to  the  market  when  it  obtains  a  better
understanding as to the present value of the asset.

                               COMPANY LETTERHEAD

November 6, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000


                               WELL REPORT MADURA

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):


MADURA BLOCK - MADURA ISLAND, INDONESIA TAMBUKU #1

OPERATOR:        MEDCO MADURA - PERTAMINA JOB
WELL:            TAMBUKU #1
RIG:             P.T.APEXINDO 1500HP RIG 2
SPUD:            21 OCTOBER 2002. (Midnight)
TARGET DEPTH:    PROGRAMMED FOR 10,416 FEET
PRESENT DEPTH:   2,508 FEET

FORMATION OBJECTIVE:

   o   Tuban    (Sandstone)
   o   Prupuh   (Limestone - Sandstone)
   o   Kujung   (Limestone - Sandstone)
   o   Poleng   (Limestone - Sandstone)
   o   Ngimbang (Limestone - Sandstone)
   o   TD       (Limestone - Sandstone)

ACTIVITY:

   o   13 3/8-inch casing has been run, set and cemented.

   o The present operation is to function test the Blow Out Preventor (BOP) and thereafter to drill ahead - 12 1/4-inch hole.

                               COMPANY LETTERHEAD


November 8, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

                           WELL REPORTS - MADURA BLOCK

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

TAMBUKU #1
OPERATOR:        MEDCO MADURA - PERTAMINA JOB
WELL:            TAMBUKU #1
RIG:             P.T.APEXINDO 1500HP RIG 2
SPUD:            21 OCTOBER 2002  (Midnight)
TARGET DEPTH:    PROGRAMMED FOR 10,416 FEET
PRESENT DEPTH:   2,508 FEET.

FORMATION OBJECTIVE:
   o   Tuban     (Sandstone)
   o   Prupuh    (Limestone - Sandstone)
   o   Kujung    (Limestone - Sandstone)
   o   Poleng    (Limestone - Sandstone)
   o   Ngimbang  (Limestone - Sandstone)
   o   TD        (Limestone - Sandstone)

ACTIVITY:

   o During the function testing of the BOP (Blow Out Preventor) a leak was discovered. The BOP rams were removed and re-inserted with seals replaced and the BOP retested satisfactorily. The cement was drilled out to 2510 ft and a casing pressure test performed. A further leak was encountered. After an isolation test it was discovered that the variable rams were leaking. The variable rams were replaced and the BOP re-tested and was holding pressure.

   o As at 07:30 HRS November 8, 2002 the rig performed a second casing pressure test in preparation to drill ahead the 12 1/4-inch hole section.

   o It is anticipated that high pressures will be encountered and some mud loss to the formation will result in the course of drilling the 12 1/4-inch section. As the possibility of encountering a well kick in this section is possible, the BOP system has been subject to extensive pressure testing.

TELAGA #1 WELL

ACTIVITY:

   o The Telaga well access road to location has been completed and the location is ready to receive the rig once released from the Tambuku #1 well. All consumables have arrived at Madura Island and are stored close by the location.

                               COMPANY LETTERHEAD


November 11, 2002


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000


                   WELL REPORT MADURA BLOCK - TAMBUKU #1 WELL

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

OPERATOR:       MEDCO MADURA - PERTAMINA JOB
WELL:           TAMBUKU #1
RIG:            P.T.APEXINDO 1500HP RIG 2
SPUD:           21 OCTOBER 2002. (Midnight)
TARGET DEPTH:   PROGRAMMED FOR 10,416 FEET
PRESENT DEPTH:  3,750 FEET

FORMATION OBJECTIVE:

   o   Tuban    (Sandstone)
   o   Prupuh   (Limestone - Sandstone)
   o   Kujung   (Limestone - Sandstone)
   o   Poleng   (Limestone - Sandstone)
   o   Ngimbang (Limestone - Sandstone)
   o   TD       (Limestone - Sandstone)

ACTIVITY:

   o   Apexindo Rig 2 continues to drill ahead in the 12 1/4-inch section.

   o   Present depth as at 0600 HRS 11 November is 3,750ft.

   o The formation in the last 600 feet has been limestone and siltstone, the present formation is now 90% clay stone and 10% siltstone.

   o   No mud losses or abnormal pressure have been encountered at this time.

   o   The rig has tripped pipe in order to change to a new bit.

   o The well is at present deviated by 6.5 degrees. It is anticipated that a correction run may be made in the next 500ft, depending on results of the gyro run.

   o The rig continues to drill to 6,000 ft, the primary target zone and the casing point for the 9 5/8-inch casing.

                               COMPANY LETTERHEAD

November 13, 2002


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000


                   WELL REPORT MADURA BLOCK - TAMBUKU #1 WELL

CityView Corporation Limited ("CityView") (ASX: CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):


OPERATOR:       MEDCO MADURA - PERTAMINA JOB
WELL:           TAMBUKU # 1
RIG:            P.T.APEXINDO 1500HP RIG 2
SPUD:           21 OCTOBER 2002. (Midnight)
TARGET DEPTH:   PROGRAMMED FOR 10,416feet
PRESENT DEPTH:  4,737ft.

FORMATION OBJECTIVE:

   o   Tuban    (Sandstone)
   o   Prupuh   (Limestone - Sandstone)
   o   Kujung   (Limestone - Sandstone)
   o   Poleng   (Limestone - Sandstone)
   o   Ngimbang (Limestone - Sandstone)
   o   TD       (Limestone - Sandstone)

ACTIVITY:

   o The well has been drilled to a depth of 4,737ft. Some partial mud losses have been encountered but are minimal at this time.

   o The deviation of the hole has been up to 8.5 degrees, however this has now been reduced to 6 degrees in the present shale formation being drilled.

   o The rig is presently tripping pipe out of the hole in order to: (a) condition mud and (b) change the bottom hole assembly to include a non-magnetic drill collar in order to run a directional survey.

   o Once the mud is conditioned and the survey taken, the rig will continue to drill ahead to the top of the Kujung formation, +/- 5,600 ft, where the 9 5/8-inch casing will be set. The Kujung formation from 5,600ft onwards is the primary target formation for this well.

                               COMPANY LETTERHEAD


November 18, 2002


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000


                   WELL REPORT MADURA BLOCK - TAMBUKU #1 WELL

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

OPERATOR:      MEDCO MADURA - PERTAMINA JOB
WELL:          TAMBUKU #1
RIG:           P.T.APEXINDO 1500HP RIG 2
SPUD:          21 OCTOBER 2002. (Midnight)
TARGET DEPTH:  PROGRAMMED FOR 10,416 FEET
PRESENT DEPTH: 5,616 FEET

FORMATION OBJECTIVE:

    o  Tuban    (Sandstone)
    o  Prupuh   (Limestone - Sandstone)
    o  Kujung   (Limestone - Sandstone)
    o  Poleng   (Limestone - Sandstone)
    o  Ngimbang (Limestone - Sandstone)
    o  TD       (Limestone - Sandstone)

ACTIVITY:

   o   APEXINDO RIG 2 HAS TAKEN A GAS KICK

   o   GAS FLARE IS 5 METERS LENGTH

   o   Present depth is 5,616ft.

   o The lithology is Limestone and it is believed that the well has just entered the Prupuh member of the Kujung formation, which is the primary target zone for the well.

   o The rig is presently building up the mud weight to contain the gas influx in order to continue drilling ahead.

                               COMPANY LETTERHEAD


November 19, 2002


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000


                   WELL REPORT MADURA BLOCK - TAMBUKU #1 WELL

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

OPERATOR:       MEDCO MADURA - PERTAMINA JOB
WELL:           TAMBUKU #1
RIG:            P.T.APEXINDO 1500HP RIG 2
SPUD:           21 OCTOBER 2002. (Midnight)
TARGET DEPTH:   PROGRAMMED FOR 10,416 FEET
PRESENT DEPTH:  5,616 FEET

FORMATION OBJECTIVE:

   o   Tuban    (Sandstone)
   o   Prupuh   (Limestone - Sandstone)
   o   Kujung   (Limestone - Sandstone)
   o   Poleng   (Limestone - Sandstone)
   o   Ngimbang (Limestone - Sandstone)
   o   TD       (Limestone - Sandstone)

ACTIVITY:

   o   TAMBUKU WELL CONTINUES TO FLOW GAS

   o While attempting to kill the well, circulation was lost due to the plugging of the bit nozzle by loss circulation material.

   o   The Operator is now attempting to kill the well through the annulus.

   o Perforating guns have been ordered to perforate the drill pipe in order to regain circulation.

   o Once the well has been killed, the Operator intends to set 9 5/8 inch casing and then drill ahead.

                               COMPANY LETTERHEAD

November 20, 2002


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

                   WELL REPORT MADURA BLOCK - TAMBUKU #1 WELL

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

OPERATOR:       MEDCO MADURA - PERTAMINA JOB
WELL:           TAMBUKU #1
RIG:            P.T.APEXINDO 1500HP RIG 2
SPUD:           21 OCTOBER 2002 (Midnight)
TARGET DEPTH:   PROGRAMMED FOR 10,416 FEET
PRESENT DEPTH:  5,616ft.

FORMATION OBJECTIVE:

   o   Tuban    (Sandstone)
   o   Prupuh   (Limestone - Sandstone)
   o   Kujung   (Limestone - Sandstone)
   o   Poleng   (Limestone - Sandstone)
   o   Ngimbang (Limestone - Sandstone)
   o   TD       (Limestone - Sandstone)

ACTIVITY:
   o The Operator continued through the night to bull nose mud, pump mud down the annulus, in order to overcome the gas influx. Although the well continues to have gas influx, the pressure build up time is lengthening - an indication that the influx is slowly reducing.

   o The rig continues to wait on delivery of explosive which will be used to perforate the plugged drill string. The explosive is estimated to arrive on location on 22 or 23 November 2002. A decision has now been taken to perforate the last joint of heavy weight drill pipe.

   o Once there in no further gas influx into the well bore and mud circulation restored, the drill string will be pulled, the well logged and 9 5/8-inch casing cemented in order to drill ahead through the Prupuh formation.

                               COMPANY LETTERHEAD

November 22, 2002


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000


                   WELL REPORT MADURA BLOCK - TAMBUKU #1 WELL

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):


OPERATOR:       MEDCO MADURA - PERTAMINA JOB
WELL:           TAMBUKU # -1
RIG:            P.T.APEXINDO 1500HP RIG 2
SPUD:           21 OCTOBER 2002. (Midnight)
TARGET DEPTH:   PROGRAMMED FOR 10,416 FEET
PRESENT DEPTH:  5,616 FEET


FORMATION OBJECTIVE:

   o   Tuban    (Sandstone)
   o   Prupuh   (Limestone - Sandstone)
   o   Kujung   (Limestone - Sandstone)
   o   Poleng   (Limestone - Sandstone)
   o   Ngimbang (Limestone - Sandstone)
   o   TD       (Limestone - Sandstone)

ACTIVITY:

   o Mud losses to the formation have prevented containment of the gas influx. LCM, loss circulation material, is being added to the mud in order to combat the losses.

   o The rig continues to wait on delivery of explosive for perforating the drill string.

                               COMPANY LETTERHEAD

November 22, 2002


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

                   WELL REPORT MADURA BLOCK - TAMBUKU #1 WELL

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):


OPERATOR:        MEDCO MADURA - PERTAMINA JOB
WELL:            TAMBUKU #1
RIG:             P.T.APEXINDO 1500HP RIG 2
SPUD:            21 OCTOBER 2002 (Midnight)
TARGET DEPTH:    PROGRAMMED FOR 10,416 FEET
PRESENT DEPTH:   5,616 FEET.

FORMATION OBJECTIVE:

   o   Tuban    (Sandstone)
   o   Prupuh   (Limestone - Sandstone)
   o   Kujung   (Limestone - Sandstone)
   o   Poleng   (Limestone - Sandstone)
   o   Ngimbang (Limestone - Sandstone)
   o   TD       (Limestone - Sandstone)

ACTIVITY:

   o   Continuing with LCM operation

   o   Perforating explosives due to arrive at rig location late this evening

                               COMPANY LETTERHEAD

November 25, 2002



The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

                   WELL REPORT MADURA BLOCK - TAMBUKU #1 WELL

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):


OPERATOR:       MEDCO MADURA - PERTAMINA JOB
WELL:           TAMBUKU #1
RIG:            P.T.APEXINDO 1500HP RIG 2
SPUD:           21 OCTOBER 2002  (Midnight)
TARGET DEPTH:   PROGRAMMED FOR 10,416 FEET
PRESENT DEPTH:  5,616 FEET.

FORMATION OBJECTIVE:

   o   Tuban    (Sandstone)
   o   Prupuh   (Limestone - Sandstone)
   o   Kujung   (Limestone - Sandstone)
   o   Poleng   (Limestone - Sandstone)
   o   Ngimbang (Limestone - Sandstone)
   o   TD       (Limestone - Sandstone)

ACTIVITY:

   o The Operator has continued to control the gas influx and mud loss by adding LCM (loss circulation material) and bleeding gas pressure.

   o A sinker bar has been run in the drill pipe to establish the depth of the plugging in the drill string. The sinker bar was able to reach the drill collars. A temperature probe will be run this evening prior to perforating the drill string.

   o The explosive to perforate the drill string, was held up in Batam Island with Customs over the weekend.

                               COMPANY LETTERHEAD

November 27, 2002


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

                   WELL REPORT MADURA BLOCK - TAMBUKU #1 WELL


CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):


OPERATOR:       MEDCO MADURA - PERTAMINA JOB
WELL:           TAMBUKU #1
RIG:            P.T.APEXINDO 1500HP RIG 2
SPUD:           21 OCTOBER 2002  (Midnight)
TARGET DEPTH:   PROGRAMMED FOR 10,416 FEET
PRESENT DEPTH:  5,616 FEET

FORMATION OBJECTIVE:

   o   Tuban    (Sandstone)
   o   Prupuh   (Limestone - Sandstone)
   o   Kujung   (Limestone - Sandstone)
   o   Poleng   (Limestone - Sandstone)
   o   Ngimbang (Limestone - Sandstone)
   o   TD       (Limestone - Sandstone)

ACTIVITY:

   o   The temperature log has been run.

   o   The Operator is analyzing the data prior to perforating the drill pipe.

   o   The explosive is on location and the perforating tool is ready to run.

                               COMPANY LETTERHEAD


November 27, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000


                                 COMPANY RELEASE


On 1 November 2002, the Board of CityView Corporation Limited ("CityView") (ASX:CVI) announced that CityView had received information which may indicate that a non-current asset to the value of $3 million may not be recoverable in full. The relevant asset is a secured debt due to CityView from Sands Solutions Group Pty Ltd ("Sands").

On 25 November 2002, Sands appointed an administrator. CityView has therefore taken steps to protect its rights and continues to monitor the situation closely. Further details will be provided to the market when the Company obtains a better understanding as to the likely recovery with respect to the secured debt.

                               COMPANY LETTERHEAD


November 28, 2002


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000


                   WELL REPORT MADURA BLOCK - TAMBUKU #1 WELL

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):


OPERATOR:       MEDCO MADURA - PERTAMINA JOB
WELL:           TAMBUKU # -1
RIG:            P.T.APEXINDO 1500HP RIG 2
SPUD:           21 OCTOBER 2002 (Midnight)
TARGET DEPTH:   PROGRAMMED FOR 10,416 FEET
PRESENT DEPTH:  5,616 FEET.

FORMATION OBJECTIVE:

   o   Tuban    (Sandstone)
   o   Prupuh   (Limestone - Sandstone)
   o   Kujung   (Limestone - Sandstone)
   o   Poleng   (Limestone - Sandstone)
   o   Ngimbang (Limestone - Sandstone)
   o   TD       (Limestone - Sandstone)

ACTIVITY:

   o After considering the options, the Operator decided to use a colliding tool.

   o   The colliding tool has been run and fired.

   o A partial opening has been achieved in the drill string and circulation has been re-established.

   o Mud weight has been increased to 12.4 ppg and the rig continues to circulate and to kill the well (prevent the influx of gas into the well bore).

   o The Operator also reported that upon reestablishing circulation, light oil/condensate flowed at the surface.

                               COMPANY LETTERHEAD

November 29, 2002


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

                   WELL REPORT MADURA BLOCK - TAMBUKU #1 WELL

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, PT Medco Energi Internasional TBK ("Medco"):


OPERATOR:        MEDCO MADURA - PERTAMINA JOB
WELL:            TAMBUKU #1
RIG:             P.T.APEXINDO 1500HP RIG 2
SPUD:            21 OCTOBER 2002 (Midnight)
TARGET DEPTH:    PROGRAMMED FOR 10,416 FEET
PRESENT DEPTH:   5,616 FEET.

FORMATION OBJECTIVE:

   o   Tuban    (Sandstone)
   o   Prupuh   (Limestone - Sandstone)
   o   Kujung   (Limestone - Sandstone)
   o   Poleng   (Limestone - Sandstone)
   o   Ngimbang (Limestone - Sandstone)
   o   TD       (Limestone - Sandstone)

ACTIVITY:

   o   Barite plug has been pumped

   o   Continuing to circulate and observe well